The information in this preliminary pricing supplement is not complete and may be changed.

Preliminary Pricing Supplement      SUBJECT TO COMPLETION      November 4, 2008

                   Pricing Supplement dated November [ ], 2008
            to the Product Prospectus Supplement dated June 2, 2008,
                    the Prospectus dated January 5, 2007 and
                the Prospectus Supplement dated February 28, 2007

  [RBC LOGO]                     $

                                 Royal Bank of Canada

                                 Enhanced Return Notes Linked to the S&P 500(R) Index, due May 29, 2009


     Royal Bank of Canada is offering enhanced return notes (the "Notes") linked to the performance of the index named below. The prospectus dated January 5, 2007, the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated June 2, 2008 describe terms that will apply generally to the Notes, including any notes you purchase. Capitalized terms used but not defined in this pricing supplement shall have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.

Issuer:                       Royal Bank of Canada ("Royal Bank").

Issue:                        Senior Global Medium-Term Notes, Series C

Underwriter:                  RBC Capital Markets Corporation.

Underlying Index:             Standard and Poor's 500(R) Index

Currency:                     U.S. Dollars.

Minimum Investment:           $1,000, and $1,000 increments in excess thereof.

Term: The term on your note is approximately six (6) months.

Issuance Date:                November 28, 2008

Payment at Maturity (if       Payment at maturity will be based on the
held to maturity):            performance of the index and will be calculated
                              using the following formula:

                              If the Final Index Level is greater than or equal to the Initial Index Level, then, at maturity, the investor will receive the lesser of:

                                   1.  Principal Amount + (Principal Amount x
                                       Percentage Change x Leverage Factor); and

                                   2.  Maximum Redemption Amount

                              If the Final Index Level is less than the Initial Index Level, then, at maturity, the investor will receive less than all of the Principal Amount, in an amount equal to:

                              Principal Amount + (Principal Amount x Percentage Change)

Percentage Change:            The Percentage Change, expressed as a percentage,
                              is calculated using the following formula:

                                   Final Index Level - Initial Index Level
                                   ---------------------------------------
                                            Initial Index Level

Initial Valuation Date:       November 24, 2008

Final Valuation Date:         May 26, 2009, subject to extension for market and
                              other disruptions.

Maturity Date:                May 29, 2009, subject to extension for market and
                              other disruptions.

Initial Index Level:          [o]

Final Index Level:            The closing level of the index on the final
                              valuation date.

Maximum Redemption            118% multiplied by the Principal Amount
Amount:

Leverage Factor:              200% (max gain subject to Cap)

U.S. Tax Treatment:           The United States federal income tax consequences
                              of your investment in the Notes are uncertain. By purchasing a note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the notes as a prepaid cash-settled derivative contract for U.S. federal income tax purposes.

Secondary Market:             RBC Capital Markets Corporation (or one of its
                              affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Settlement Date. The amount that investors may receive upon sale of their Notes prior to maturity may be less than the principal amount of their notes.

CUSIP:                        78008GVA7

Listing: The notes will not be listed on any securities exchange or quotation system.

Clearance and                 DTC global (including through its indirect
Settlement:                   participants Euroclear and Clearstream, Luxembourg
                              as described under "Description of Debt Securities
                              -- Ownership and Book-Entry Issuance" in the accompanying prospectus).

Terms Incorporated in         All of the terms appearing above the item
the Master Note:              captioned "Secondary Market" on the cover page of
                              this pricing supplement and the terms appearing under the caption "General Terms of the Enhanced
                              Return Notes" in the product supplement with respect to enhanced return notes dated June 2, 2008.


Investing in the Notes involves a number of risks. See "Risk Factors" beginning on page S-1 of the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific To Your Notes" beginning on page PS-1 of the product prospectus supplement dated June 2, 2008.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                                                                                              Per note           Total
                                                                                              --------           -----
Price to public.......................................................................     100%             $
Underwriting discounts and commission.................................................     %                $
Proceeds to Royal Bank................................................................     %                $

The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is __% and the concession paid to such dealers is __%. The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

If the notes priced today, RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $7.50 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $7.50 per $1,000 principal amount note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. If the notes priced today, the price of the notes would also include a profit of $5.00 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada exceed $25.00 per $1,000 principal amount note.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation or any other Canadian or United States government agency or instrumentality.

                         ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated January 5, 2007, as supplemented by the prospectus supplement dated February 28, 2007 and the product prospectus supplement dated June 2, 2008, relating to our Senior Global Medium-Term Notes, Series C, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the prospectus supplement dated February 28, 2007 and "Additional Risk Factors Specific to Your Notes" in the product prospectus supplement dated June 2, 2008, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

Prospectus dated January 5, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000025/
o34295e424b3.htm

Prospectus Supplement dated February 28, 2007:
http://www.sec.gov/Archives/edgar/data/1000275/000090956707000285/
o35030e424b3.htm

Product Prospectus Supplement dated June 2, 2008:
http://www.sec.gov/Archives/edgar/data/1000275/000121465908001262/
m53181424b3.txt

Our SEC file number is 333-139359. As used in this pricing supplement, the "Company," "we," "us," or "our" refers to Royal Bank of Canada.

                              Hypothetical Returns

The examples set forth below are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual market prices of the index. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the final index level relative to the initial index level. We cannot predict the performance of the index All examples assume that a holder has purchased the Notes with an aggregate Principal Amount of $1,000, a Maximum Redemption Amount of 118%, a Leverage Factor of 200% and that no extraordinary event has occurred.


Example 1--   Calculation of the payment at maturity where the Percentage Change is 2%.
              Percentage Change:        2%
              Payment at Maturity       $1,000 + [$1,000 x (2% x 200%)] = $1,000
                                        + $40 = $1,040
              On a $1,000 investment, a 2% Percentage Change results in a payment at maturity of $1,040, a 4% return on the Notes.



Example 2--   Calculation of the payment at maturity where the Percentage Change is 30%.
              Percentage Change:        30%
              Payment at Maturity       $1,000 + [$1,000 x (30% x 200%)] =
                                        $1,000 + $600 = $1,600, but the Maximum
                                        Redemption Amount is $1,180
              On a $1,000 investment, a 30% Percentage change results in a payment at maturity of $1,180, an 18% return on the Notes.



Example 3--   Calculation of the payment at maturity where the Percentage Change is less than 0%.
              Percentage Change:        -10%
              Payment at Maturity       $1,000 + ($1,000 x -10%) = $1,000 - $100
                                        = $900
              On a $1,000 investment, a -10% Percentage Change results in a payment at maturity of $900, a -10% return on the Notes.

                             Historical Information

The graph below sets forth the historical performance of the index. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing prices of the index. The information provided in this table is for the four calendar quarters in each of 2005, 2006 and 2007, the first, second and third calendar quarter of 2008, as well as for the period from October 1, 2008 through November 3, 2008. (If no price is provided in the table for a particular period that indicates that the index was not traded at such time.)

We obtained the information regarding the historical performance of the index in the chart below from Bloomberg Financial Markets and Factset Research Systems Inc.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets and Factset Research Systems Inc. The historical performance of the index should not be taken as an indication of future performance, and no assurance can be given as to the market price of the index on the valuation date. We cannot give you assurance that the performance of the index will result in any return in addition to your initial investment.

                                     S&P 500
                                   ('99 - '08)
                                 (CHART OMITTED]



                                               High Intra-Day          Low Intra-Day             Period-End
  Period-Start           Period-End             Price of the           Price of the           Closing Price of
      Date                  Date                   Index                   Index                  the Index
      ----                  ----                   -----                   -----                  ---------
     1/1/2005             3/31/2005               1229.11                 1163.69                  1180.59
     4/1/2005             6/30/2005               1219.59                 1136.15                  1191.33
     7/1/2005             9/30/2005               1245.86                 1183.55                  1228.81
    10/1/2005            12/30/2005               1275.8                  1168.2                   1248.29

     1/1/2006             3/31/2006               1310.88                 1245.74                  1294.83
     4/1/2006             6/30/2006               1326.7                  1219.29                  1270.2
     7/1/2006             9/29/2006               1340.28                 1224.54                  1335.85
    10/1/2006            12/29/2006               1431.81                 1327.1                   1418.3

     1/1/2007             3/31/2007               1461.57                 1363.98                  1420.86
     4/1/2007             6/30/2007               1540.56                 1416.37                  1503.35
     7/1/2007             9/30/2007               1555.9                  1370.6                   1526.75
    10/1/2007            12/31/2007               1576.09                 1406.1                   1468.36

     1/1/2008             3/31/2008               1471.77                 1256.98                  1322.7
     4/1/2008             6/30/2008               1440.24                 1272.00                  1280.00
     7/1/2008             9/30/2008               1313.15                 1106.42                  1166.36
    10/1/2008            11/03/2008               1167.03                  839.80                   966.30


              PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

                        Supplemental Plan of Distribution

     We expect that delivery of the Notes will be made against payment for the Notes on or about November 28, 2008, which is the third business day following the pricing date (this settlement cycle being referred to as "T+3"). See "Plan of Distribution" in the prospectus supplement dated February 28, 2007.

         No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus, prospectus supplement or product prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus, prospectus supplement and product prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.





                                        $


                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C


                                November _, 2008